
SEC MAIL
RECEIVED
OCT 28 2005
WASH., D.C.
199
PROCESSING
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 27, 2005, Series 2005-HE10	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05069940


PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: October 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax


SEC
RECEIVED
PROCESSING
OCT
WASH., D.C.
199
SECTION

New Issue Computational Materials

$978,085,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE10
Issuer

Asset-Backed Certificates, Series 2005-HE10

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

September 27, 2005

BEAR STEARNS

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$978,085,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE10
Asset-Backed Certificates, Series 2005-HE10

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P/Fitch
Class A-1	$514,671,000	Floating	[1.000]	0	24	[02/25/29]	Aaa / AAA / AAA
Class A-2	198,210,000	Floating	[3.000]	23	48	[08/25/34]	Aaa / AAA / AAA
Class A-3	43,319,000	Floating	[5.903]	70	1	[10/25/35]	Aaa / AAA / AAA
Class M-1	32,835,000	Floating	[4.923]	51	20	[10/25/35]	NR / AAA / AAA
Class M-2	100,993,000	Floating	[4.465]	40	31	[10/25/35]	NR / AA / AA
Class M-3	49,253,000	Floating	[4.223]	38	33	[10/25/35]	NR / A / A
Class M-4	10,447,000	Floating	[4.169]	37	34	[10/25/35]	NR / A- / A-
Class M-5	11,442,000	Floating	[4.154]	37	34	[10/25/35]	NR / BBB+ / BBB+
Class M-6	7,960,000	Floating	[4.148]	36	35	[10/25/35]	NR / BBB / BBB
Class M-7	8,955,000	Floating	[4.029]	36	35	[10/25/35]	NR / BBB- / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Acoustic Home Loans, LLC (approximately 10.02%), Mortgage IT, Inc. dba MIT Lending (approximately 9.15%), Peoples Choice Home Loans (approximately 12.39%) and Residential Mortgage Assistance Enterprise, LLC (approximately 42.35%); and approximately 30 others (none of which represent > 5% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Pool Policy Provider:	MGIC and PMI.
Loss Mitigation Advisor:	The Murrayhill Company.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $756,200,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $221,885,000 mezzanine floating-rate Certificates (the "Class M Certificates"; together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 5,678 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $1,025,522,187.
Expected Pricing Date:	On or about September [27], 2005.
Closing Date:	On or about October [31], 2005.
Cut-off Date:	The close of business on October 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum, the "Trustee Fee", the "Loss Mitigation Advisor Fee" of 0.015% per annum and the "MI Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 3.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $4,975,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in November 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [48.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[24.00]%	[48.00]%
M-1	[20.70]%	[41.40]%
M-2	[10.55]%	[21.10]%
M-3	[5.60]%	[11.20]%
M-4	[4.55]%	[9.10]%
M-5	[3.40]%	[6.80]%
M-6	[2.60]%	[5.20]%
M-7	[1.70]%	[3.40]%

Trigger Event:

If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
November 2008 through October 2009	[3.70]%
November 2009 through October 2010	[5.75]%
November 2010 through October 2011	[7.00]%
November 2011 and thereafter	[7.25]%]

Realized Losses:

Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, beginning with the Class M-7, until the principal amount of that subordinate class has been reduced to zero and then to the Class M Certificates with the next lowest payment priority, in each case, until the principal amounts of that class has been reduced to zero and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate, (ii) the Trustee Fee Rate, (iii) the Loss Mitigation Advisor Fee Rate and (iv) the MI Fee Rate..

Net WAC Rate Cap:

For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates: The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$995,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.300%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	995,000,000.00	31	90,367,598.16
2	978,206,973.00	32	87,097,337.38
3	958,350,875.65	33	83,949,445.10
4	935,489,016.68	34	80,914,688.06
5	909,707,237.33	35	77,993,374.11
6	881,120,407.27	36	75,186,365.75
7	849,872,576.11	37	52,928,129.60
8	816,136,546.74	38	51,249,840.60
9	780,122,812.34	39	49,624,393.57
10	745,347,301.95	40	48,050,133.58
11	712,127,310.13	41	46,525,457.28
12	680,411,380.02	42	45,048,811.37
13	650,130,646.89	43	43,618,690.99
14	621,219,373.77	44	42,233,638.27
15	593,614,885.25	45	40,892,240.78
16	567,257,398.59	46	39,593,130.22
17	542,089,889.38	47	38,334,980.98
18	518,057,963.59	48	37,116,508.80
19	495,109,744.81	49	35,936,469.55
20	473,195,729.13	50	34,793,657.93
21	452,268,703.87	51	33,686,906.27
22	432,193,333.32	52	32,615,083.37
23	413,024,983.08	53	31,577,093.35
24	394,786,240.78	54	30,571,874.58
25	112,851,693.86	55	29,598,398.58
26	108,735,459.25	56	28,655,668.99
27	104,774,668.27	57	27,742,589.04
28	100,963,220.33	58	26,857,782.32
29	97,295,263.64	59	26,000,857.80
30	93,765,184.68	60	25,171,012.34

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $4,975,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-05	6.685	22.735	39	25-Jan-09	8.543	12.256
2	25-Dec-05	6.231	22.223	40	25-Feb-09	8.539	12.255
3	25-Jan-06	6.158	22.080	41	25-Mar-09	9.451	14.136
4	25-Feb-06	6.160	21.998	42	25-Apr-09	8.599	13.098
5	25-Mar-06	6.409	22.147	43	25-May-09	8.859	13.418
6	25-Apr-06	6.166	21.790	44	25-Jun-09	8.591	13.090
7	25-May-06	6.248	21.740	45	25-Jul-09	8.852	13.409
8	25-Jun-06	6.173	21.515	46	25-Aug-09	8.584	13.082
9	25-Jul-06	6.258	21.432	47	25-Sep-09	8.585	13.692
10	25-Aug-06	6.181	21.185	48	25-Oct-09	8.845	14.031
11	25-Sep-06	6.185	21.023	49	25-Nov-09	8.578	13.682
12	25-Oct-06	6.275	20.948	50	25-Dec-09	8.837	14.018
13	25-Nov-06	6.192	20.703	51	25-Jan-10	8.570	13.669
14	25-Dec-06	6.285	20.635	52	25-Feb-10	8.566	13.662
15	25-Jan-07	6.200	20.392	53	25-Mar-10	9.408	14.865
16	25-Feb-07	6.203	20.239	54	25-Apr-10	8.559	13.752
17	25-Mar-07	6.506	20.388	55	25-May-10	8.818	14.088
18	25-Apr-07	6.211	19.940	56	25-Jun-10	8.551	13.737
19	25-May-07	6.310	19.889	57	25-Jul-10	8.810	14.073
20	25-Jun-07	6.218	19.649	58	25-Aug-10	8.544	13.723
21	25-Jul-07	6.320	19.604	59	25-Sep-10	8.545	13.738
22	25-Aug-07	6.227	19.367	60	25-Oct-10	8.805	14.076
23	25-Sep-07	7.686	20.692	61	25-Nov-10	8.577	10.994
24	25-Oct-07	7.856	20.721	62	25-Dec-10	8.859	11.350
25	25-Nov-07	7.822	11.635	63	25-Jan-11	8.569	10.973
26	25-Dec-07	8.051	11.853	64	25-Feb-11	8.565	10.963
27	25-Jan-08	7.820	11.610	65	25-Mar-11	9.478	12.128
28	25-Feb-08	7.818	11.599	66	25-Apr-11	8.557	10.943
29	25-Mar-08	8.793	12.882	67	25-May-11	8.838	11.297
30	25-Apr-08	8.283	12.346	68	25-Jun-11	8.549	10.922
31	25-May-08	8.526	12.588	69	25-Jul-11	8.830	11.274
32	25-Jun-08	8.278	12.319	70	25-Aug-11	8.541	10.901
33	25-Jul-08	8.521	12.561	71	25-Sep-11	8.536	10.891
34	25-Aug-08	8.274	12.293				
35	25-Sep-08	8.538	13.257				
36	25-Oct-08	8.794	13.541				
37	25-Nov-08	8.549	12.258				
38	25-Dec-08	8.809	12.554				

(1) Assumes 1-month LIBOR at 3.95% and 6-month LIBOR at 4.15%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-05	6.685	22.735	39	25-Jan-09	8.543	12.256
2	25-Dec-05	6.231	22.223	40	25-Feb-09	8.539	12.255
3	25-Jan-06	6.158	22.080	41	25-Mar-09	9.451	14.136
4	25-Feb-06	6.160	21.998	42	25-Apr-09	8.599	13.098
5	25-Mar-06	6.409	22.147	43	25-May-09	8.859	13.418
6	25-Apr-06	6.166	21.790	44	25-Jun-09	8.591	13.090
7	25-May-06	6.248	21.740	45	25-Jul-09	8.852	13.409
8	25-Jun-06	6.173	21.515	46	25-Aug-09	8.584	13.082
9	25-Jul-06	6.258	21.432	47	25-Sep-09	8.585	13.692
10	25-Aug-06	6.181	21.185	48	25-Oct-09	8.845	14.031
11	25-Sep-06	6.185	21.023	49	25-Nov-09	8.578	13.682
12	25-Oct-06	6.275	20.948	50	25-Dec-09	8.837	14.018
13	25-Nov-06	6.192	20.703	51	25-Jan-10	8.570	13.669
14	25-Dec-06	6.285	20.635	52	25-Feb-10	8.566	13.662
15	25-Jan-07	6.200	20.392	53	25-Mar-10	9.408	14.865
16	25-Feb-07	6.203	20.239	54	25-Apr-10	8.559	13.752
17	25-Mar-07	6.506	20.388	55	25-May-10	8.818	14.088
18	25-Apr-07	6.211	19.940	56	25-Jun-10	8.551	13.737
19	25-May-07	6.310	19.889	57	25-Jul-10	8.810	14.073
20	25-Jun-07	6.218	19.649	58	25-Aug-10	8.544	13.723
21	25-Jul-07	6.320	19.604	59	25-Sep-10	8.545	13.738
22	25-Aug-07	6.227	19.367	60	25-Oct-10	8.805	14.076
23	25-Sep-07	7.686	20.692	61	25-Nov-10	8.577	10.994
24	25-Oct-07	7.856	20.721	62	25-Dec-10	8.859	11.350
25	25-Nov-07	7.822	11.635	63	25-Jan-11	8.569	10.973
26	25-Dec-07	8.051	11.853	64	25-Feb-11	8.565	10.963
27	25-Jan-08	7.820	11.610	65	25-Mar-11	9.478	12.128
28	25-Feb-08	7.818	11.599	66	25-Apr-11	8.557	10.943
29	25-Mar-08	8.793	12.882	67	25-May-11	8.838	11.297
30	25-Apr-08	8.283	12.346	68	25-Jun-11	8.549	10.922
31	25-May-08	8.526	12.588	69	25-Jul-11	8.830	11.274
32	25-Jun-08	8.278	12.319	70	25-Aug-11	8.541	10.901
33	25-Jul-08	8.521	12.561	71	25-Sep-11	8.536	10.891
34	25-Aug-08	8.274	12.293				
35	25-Sep-08	8.538	13.257				
36	25-Oct-08	8.794	13.541				
37	25-Nov-08	8.549	12.258				
38	25-Dec-08	8.809	12.554				

(1) Assumes 1-month LIBOR at 3.95% and 6-month LIBOR at 4.15%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-05	203	203	39	25-Jan-09	408	390
2	25-Dec-05	199	199	40	25-Feb-09	410	391
3	25-Jan-06	198	198	41	25-Mar-09	457	447
4	25-Feb-06	198	198	42	25-Apr-09	419	405
5	25-Mar-06	201	201	43	25-May-09	432	418
6	25-Apr-06	197	196	44	25-Jun-09	420	403
7	25-May-06	198	198	45	25-Jul-09	433	417
8	25-Jun-06	197	195	46	25-Aug-09	420	402
9	25-Jul-06	198	197	47	25-Sep-09	421	407
10	25-Aug-06	196	193	48	25-Oct-09	434	420
11	25-Sep-06	196	192	49	25-Nov-09	421	405
12	25-Oct-06	198	195	50	25-Dec-09	434	419
13	25-Nov-06	195	191	51	25-Jan-10	421	404
14	25-Dec-06	197	193	52	25-Feb-10	422	404
15	25-Jan-07	194	189	53	25-Mar-10	460	450
16	25-Feb-07	193	188	54	25-Apr-10	422	406
17	25-Mar-07	201	198	55	25-May-10	434	419
18	25-Apr-07	192	186	56	25-Jun-10	421	404
19	25-May-07	195	188	57	25-Jul-10	434	418
20	25-Jun-07	191	183	58	25-Aug-10	421	402
21	25-Jul-07	194	186	59	25-Sep-10	422	406
22	25-Aug-07	190	181	60	25-Oct-10	434	420
23	25-Sep-07	337	331	61	25-Nov-10	426	396
24	25-Oct-07	342	336	62	25-Dec-10	441	413
25	25-Nov-07	348	317	63	25-Jan-11	426	395
26	25-Dec-07	359	329	64	25-Feb-11	427	395
27	25-Jan-08	346	315	65	25-Mar-11	471	449
28	25-Feb-08	345	313	66	25-Apr-11	428	398
29	25-Mar-08	416	400	67	25-May-11	443	414
30	25-Apr-08	391	373	68	25-Jun-11	428	397
31	25-May-08	402	384	69	25-Jul-11	444	414
32	25-Jun-08	389	370	70	25-Aug-11	430	396
33	25-Jul-08	399	381	71	25-Sep-11	430	399
34	25-Aug-08	386	366				
35	25-Sep-08	412	400				
36	25-Oct-08	423	412				
37	25-Nov-08	411	395				
38	25-Dec-08	417	400				

(1) Assumes 1-month LIBOR at 3.95% and 6-month LIBOR at 4.15%, no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$1,025,522,188		
Number of Loans	5,678		
Average Current Loan Balance	$180,613	$12,469	$1,000,000
(1) Original Loan-to-Value Ratio	82.89%	17.39%	100.00%
Original Combined Loan-to-Value Ratio	90.74%	17.39%	100.00%
(1) Mortgage Rate	7.3718%	4.8250%	12.6000%
(1) Net Mortgage Rate	6.5789%	3.9555%	11.9955%
(1) (3) Note Margin	6.0178%	2.0000%	11.1500%
(1) (3) Maximum Mortgage Rate	13.5581%	10.6000%	19.6000%
(1) (3) Minimum Mortgage Rate	7.1709%	4.0000%	12.6000%
(1) (3) Term to Next Rate Adjustment (months)	24	4	60
(1) Original Term to Stated Maturity (months)	350	120	360
(1) Age (months)	2	0	13
(1) Remaining Term to Stated Maturity (months)	348	118	360
(1) (2) Credit Score	632	500	814

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	4.76%
	BALLOON IO	0.01%
	FIXED	9.95%
	FIXED INTEREST ONLY	0.64%
	6 MONTH LIBOR ARM	0.03%
	6 MONTH LIBOR ARM INTEREST ONLY	0.04%
	LIBOR 2/6 ARM	39.52%
	LIBOR 2/6 ARM INTEREST ONLY	35.19%
	LIBOR 3/6 ARM	5.27%
	LIBOR 3/6 ARM INTEREST ONLY	4.15%
	LIBOR 5/6 ARM	0.16%
	LIBOR 5/6 ARM INTEREST ONLY	0.30%
Lien	First	95.02%
	Second	4.98%
Property Type	Two- to four- family units	6.83%
	Condominium	7.78%
	Manufactured Home	0.03%
	Planned Unit Developments (attached)	12.90%
	Single-family detached	72.42%
	Townhouse	0.04%
Geographic Distribution	California	45.98%
	Florida	8.71%
	Texas	5.63%
	Illinois	5.57%
Number of States (including DC)		48
Documentation Type	Full/Alternative	45.55%
	Limited	2.82%
	Stated Income	51.62%
Loans with Prepayment Penalties		80.29%
Loans with Interest Only Period		40.32%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
500 – 519	170	32,049,245	3.13	188,525	77.21	62.75	0.00
520 – 539	213	36,441,110	3.55	171,085	77.45	60.41	0.72
540 – 559	245	44,246,995	4.31	180,600	79.72	59.58	5.03
560 – 579	360	69,116,855	6.74	191,991	82.57	66.06	23.92
580 – 599	579	106,010,613	10.34	183,093	82.27	68.63	38.75
600 – 619	651	128,539,077	12.53	197,449	82.92	57.34	46.14
620 – 639	972	160,945,837	15.69	165,582	83.57	39.88	45.83
640 – 659	811	144,013,597	14.04	177,575	83.92	34.05	48.97
660 – 679	553	99,600,823	9.71	180,110	83.67	36.36	48.95
680 – 699	415	77,192,257	7.53	186,005	84.07	26.72	49.83
700 – 719	280	51,091,352	4.98	182,469	83.80	26.00	52.34
720 – 739	204	37,126,464	3.62	181,992	84.17	31.60	49.44
740 – 759	129	21,241,666	2.07	164,664	84.88	30.74	39.05
760 – 779	63	11,895,784	1.16	188,822	85.78	21.32	51.04
780 – 799	29	5,356,009	0.52	184,690	83.02	33.45	57.89
800 – 819	4	654,503	0.06	163,626	98.64	94.87	0.00
TOTAL:	5,678	1,025,522,188	100.00	180,613	82.89	45.55	40.32

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	4	1,117,013	0.11	279,253	669	80.86	76.63	61.88
5.01% - 10.00%	16	3,920,375	0.38	245,023	639	80.48	90.73	34.79
10.01% - 15.00%	36	6,243,282	0.61	173,425	619	79.18	65.64	33.06
15.01% - 20.00%	87	12,515,530	1.22	143,857	617	81.13	72.20	31.72
20.01% - 25.00%	171	21,615,721	2.11	126,408	620	82.16	54.30	26.87
25.01% - 30.00%	339	49,269,976	4.80	145,339	624	80.84	58.50	35.05
30.01% - 35.00%	569	93,016,265	9.07	163,473	637	82.54	47.33	41.86
35.01% - 40.00%	947	164,605,027	16.05	173,817	636	83.01	41.64	42.62
40.01% - 45.00%	1,497	278,295,572	27.14	185,902	637	83.36	38.45	44.25
45.01% - 50.00%	1,753	342,993,806	33.45	195,661	631	83.32	44.77	38.33
50.01% - 55.00%	259	51,929,621	5.06	200,500	603	81.20	69.19	35.85
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	1,897	117,595,336	11.47	61,990	635	87.94	49.57	5.03
$100,001 - $200,000	1,711	250,215,149	24.40	146,239	624	82.62	55.72	25.84
$200,001 - $300,000	1,107	273,327,679	26.65	246,908	629	81.27	43.14	47.13
$300,001 - $400,000	576	198,990,035	19.40	345,469	635	82.21	35.96	54.82
$400,001 - $500,000	284	126,160,328	12.30	444,227	637	83.59	38.14	58.75
$500,001 - $600,000	77	41,695,027	4.07	541,494	647	82.64	50.75	52.95
$600,001 - $700,000	20	12,704,132	1.24	635,207	636	82.05	60.08	45.19
$700,001 - $800,000	4	3,030,500	0.30	757,625	599	81.63	75.25	75.58
$800,001 and greater	2	1,804,000	0.18	902,000	650	78.96	44.57	44.57
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
3.5000% - 3.9999%	1	409,500	0.04	409,500	650	90.00	100.00	100.00
4.0000% - 4.4999%	10	2,625,968	0.26	262,597	636	88.34	92.67	70.03
4.5000% - 4.9999%	85	25,746,492	2.51	302,900	635	86.29	81.64	38.16
5.0000% - 5.4999%	399	105,902,946	10.33	265,421	636	83.08	72.02	51.30
5.5000% - 5.9999%	792	191,247,427	18.65	241,474	648	81.67	53.80	54.14
6.0000% - 6.4999%	1,207	273,429,128	26.66	226,536	638	81.48	38.90	50.74
6.5000% - 6.9999%	879	162,842,778	15.88	185,259	627	82.27	42.03	36.74
7.0000% - 7.4999%	634	110,030,671	10.73	173,550	612	81.87	35.84	29.92
7.5000% - 7.9999%	367	53,431,195	5.21	145,589	606	83.00	38.46	12.90
8.0000% - 8.4999%	255	31,420,618	3.06	123,218	594	84.13	36.92	8.34
8.5000% - 8.9999%	182	17,106,087	1.67	93,989	608	87.69	37.58	7.25
9.0000% - 9.4999%	434	25,951,949	2.53	59,797	654	94.13	24.24	0.70
9.5000% - 9.9999%	160	9,795,912	0.96	61,224	631	95.08	29.79	4.96
10.0000% - 10.4999%	194	11,886,161	1.16	61,269	629	94.53	10.67	2.65
10.5000% - 10.9999%	58	2,514,203	0.25	43,348	617	95.44	19.86	13.20
11.0000% - 11.4999%	16	998,086	0.10	62,380	588	86.52	27.87	0.00
11.5000% - 11.9999%	5	183,066	0.02	36,613	601	84.67	41.21	0.00
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.5000% - 4.9999%	1	312,000	0.03	312,000	680	80.00	100.00	100.00
5.0000% - 5.4999%	19	5,194,464	0.51	273,393	654	77.13	95.08	37.47
5.5000% - 5.9999%	225	61,065,872	5.95	271,404	659	78.23	74.96	62.18
6.0000% - 6.4999%	539	133,750,210	13.04	248,145	655	79.64	59.17	60.24
6.5000% - 6.9999%	1,179	284,048,037	27.70	240,923	643	81.04	41.35	53.16
7.0000% - 7.4999%	750	151,912,136	14.81	202,550	631	82.02	42.60	45.09
7.5000% - 7.9999%	852	165,482,756	16.14	194,229	613	83.94	41.93	30.99
8.0000% - 8.4999%	421	71,375,668	6.96	169,538	600	84.44	41.28	15.48
8.5000% - 8.9999%	454	59,467,276	5.80	130,985	605	87.57	46.50	10.23
9.0000% - 9.4999%	212	25,782,510	2.51	121,616	597	87.66	37.77	11.19
9.5000% - 9.9999%	550	38,234,874	3.73	69,518	638	93.41	29.99	1.77
10.0000% - 10.4999%	139	9,097,841	0.89	65,452	612	92.89	39.67	4.27
10.5000% - 10.9999%	232	14,529,866	1.42	62,629	631	95.19	15.28	3.29
11.0000% - 11.4999%	76	3,463,417	0.34	45,571	625	96.57	15.87	9.59
11.5000% - 11.9999%	21	1,421,449	0.14	67,688	587	87.35	33.18	0.00
12.0000% - 12.4999%	5	214,666	0.02	42,933	583	80.69	58.95	0.00
12.5000% - 12.9999%	3	169,145	0.02	56,382	541	91.61	88.47	0.00
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
15.01% - 20.00%	5	354,685	0.03	70,937	581	53.49	0.00
20.01% - 25.00%	7	598,651	0.06	85,522	567	54.95	24.90
25.01% - 30.00%	9	1,216,911	0.12	135,212	625	61.09	6.16
30.01% - 35.00%	5	945,624	0.09	189,125	661	58.76	31.73
35.01% - 40.00%	23	2,889,703	0.28	125,639	595	59.59	12.03
40.01% - 45.00%	10	1,521,712	0.15	152,171	584	52.97	12.88
45.01% - 50.00%	31	4,517,742	0.44	145,734	607	63.19	22.64
50.01% - 55.00%	31	5,771,578	0.56	186,180	618	46.91	37.99
55.01% - 60.00%	61	11,247,567	1.10	184,386	590	49.07	18.63
60.01% - 65.00%	81	15,572,533	1.52	192,253	577	50.27	16.50
65.01% - 70.00%	119	24,089,232	2.35	202,431	592	50.94	30.43
70.01% - 75.00%	236	43,647,983	4.26	184,949	593	51.79	25.99
75.01% - 80.00%	2,277	489,317,333	47.71	214,896	645	39.50	58.01
80.01% - 85.00%	517	103,032,819	10.05	199,290	592	53.78	24.30
85.01% - 90.00%	809	165,787,727	16.17	204,929	623	50.53	32.25
90.01% - 95.00%	416	82,250,329	8.02	197,717	636	54.92	24.48
95.01% - 100.00%	1,041	72,760,057	7.09	69,894	668	43.18	4.65
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	45.55	40.32

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
15.01% - 20.00%	5	354,685	0.03	70,937	581	53.49	0.00
20.01% - 25.00%	7	598,651	0.06	85,522	567	54.95	24.90
25.01% - 30.00%	9	1,216,911	0.12	135,212	625	61.09	6.16
30.01% - 35.00%	5	945,624	0.09	189,125	661	58.76	31.73
35.01% - 40.00%	23	2,889,703	0.28	125,639	595	59.59	12.03
40.01% - 45.00%	10	1,521,712	0.15	152,171	584	52.97	12.88
45.01% - 50.00%	31	4,517,742	0.44	145,734	607	63.19	22.64
50.01% - 55.00%	31	5,771,578	0.56	186,180	618	46.91	37.99
55.01% - 60.00%	59	10,664,761	1.04	180,759	589	46.29	19.64
60.01% - 65.00%	81	15,572,533	1.52	192,253	577	50.27	16.50
65.01% - 70.00%	107	22,869,421	2.23	213,733	590	50.72	30.72
70.01% - 75.00%	198	39,129,673	3.82	197,625	588	50.22	25.14
75.01% - 80.00%	466	95,918,097	9.35	205,833	607	48.46	31.17
80.01% - 85.00%	465	95,095,503	9.27	204,506	592	54.15	25.21
85.01% - 90.00%	775	166,100,976	16.20	214,324	625	49.50	33.74
90.01% - 95.00%	503	100,329,223	9.78	199,462	638	52.22	30.67
95.01% - 100.00%	2,903	462,025,394	45.05	159,154	655	39.10	53.46
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	45.55	40.32

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	1,843	471,579,832	45.98	255,876	640	82.02	35.76	58.74
Florida	546	89,339,273	8.71	163,625	635	83.72	52.67	30.98
Texas	596	57,765,433	5.63	96,922	625	84.11	47.14	9.19
Illinois	366	57,154,344	5.57	156,159	634	84.00	39.76	12.89
Other[1]	2,327	349,683,305	34.11	150,272	620	83.48	57.63	27.49
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	2,053	428,633,893	41.80	208,784	607	81.24	55.38	31.16
Purchase	3,409	560,151,003	54.62	164,315	652	84.14	36.93	48.22
Rate/Term Refinance	216	36,737,292	3.58	170,080	610	83.21	62.48	26.68
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	2,736	467,170,827	45.55	170,750	615	83.00	100.00	31.75
Limited	138	28,959,101	2.82	209,849	623	84.88	0.00	43.12
Stated Income	2,804	529,392,260	51.62	188,799	646	82.69	0.00	47.73
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	517	75,959,046	7.41	146,923	655	84.66	50.60	12.65
Primary Residence	5,099	935,748,027	91.25	183,516	629	82.75	45.34	42.80
Second/Vacation	62	13,815,115	1.35	222,824	660	83.06	32.39	24.59
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	304	70,067,938	6.83	230,487	644	81.71	41.44	28.60
Condominium	472	79,744,651	7.78	168,951	645	83.24	40.06	47.28
Manufactured Home	3	344,089	0.03	114,696	617	76.82	100.00	0.00
Planned Unit Developments (attached)	694	132,327,935	12.90	190,674	631	83.72	49.06	45.35
Single-family detached	4,202	742,644,696	72.42	176,736	629	82.82	45.85	39.81
Townhouse	3	392,878	0.04	130,959	633	91.02	100.00	30.03
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	1,343	202,141,345	19.71	150,515	628	83.69	45.42	24.57
6 Months	2	600,055	0.06	300,028	645	88.61	34.76	0.00
12 Months	239	53,870,207	5.25	225,398	635	81.72	51.19	45.81
24 Months	3,228	622,135,971	60.67	192,731	633	83.07	41.25	48.73
30 Months	3	646,040	0.06	215,347	567	86.44	71.72	27.67
36 Months	845	143,458,180	13.99	169,773	627	81.43	62.36	24.12
60 Months	18	2,670,389	0.26	148,355	622	81.95	37.74	45.38
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	4,139	612,032,336	59.68	147,870	620	83.88	52.09	0.00
24 Months	796	227,027,279	22.14	285,210	652	81.77	33.59	100.00
36 Months	78	17,768,510	1.73	227,801	643	80.41	54.27	100.00
60 Months	617	160,481,983	15.65	260,100	644	80.87	36.59	100.00
120 Months	48	8,212,080	0.80	171,085	657	85.15	45.48	100.00
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Mortgage Insurance Coverage of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**4,763**	**974,442,533**	**95.02**	**204,586**	**629**	**82.03**	**46.55**	**42.32**
LTV > 80 with MI	1,792	354,507,581	34.57	197,828	620	89.73	56.08	26.54
LTV > 80 w/out MI	79	18,496,442	1.80	234,132	604	94.85	18.52	37.28
LTV < or equal to 80	2,892	601,438,511	58.65	207,966	636	77.09	41.79	51.77
Second Lien	**915**	**51,079,654**	**4.98**	**55,825**	**672**	**99.41**	**26.56**	**2.26**
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	45.55	40.32

Subordinate Financing of Total Mortgage Loans

Subsequent Second Lien	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**4,763**	**974,442,533**	**95.02**	**204,586**	**629**	**82.03**	**90.29**	**46.55**	**42.32**
No	2,770	555,551,400	54.17	200,560	612	83.40	83.40	52.74	27.66
Yes	1,993	418,891,133	40.85	210,181	652	80.21	99.43	38.34	61.75
Second Lien	**915**	**51,079,654**	**4.98**	**55,825**	**672**	**99.41**	**99.41**	**26.56**	**2.26**
TOTAL:	5,678	1,025,522,188	100.00	180,613	632	82.89	90.74	45.55	40.32

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$413,489,852		
Number of Loans	1,539		
Average Current Loan Balance	$268,674	$45,000	$804,000
(1) Original Loan-to-Value Ratio	81.43%	24.02%	100.00%
Original Combined Loan-to-Value Ratio	93.64%	24.02%	100.00%
(1) Mortgage Rate	6.8804%	4.8250%	11.3250%
(1) Net Mortgage Rate	6.1835%	3.9555%	10.8205%
(1) (3) Note Margin	5.9426%	3.2500%	9.5000%
(1) (3) Maximum Mortgage Rate	13.4435%	10.8250%	17.6500%
(1) (3) Minimum Mortgage Rate	6.8515%	4.8250%	10.6500%
(1) (3) Term to Next Rate Adjustment (months)	24	4	60
(1) Original Term to Stated Maturity (months)	360	180	360
(1) Age (months)	2	0	6
(1) Remaining Term to Stated Maturity (months)	358	178	360
(1) (2) Credit Score	648	520	796

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON INTEREST ONLY	0.02%
	FIXED INTEREST ONLY	1.60%
	6 MONTH LIBOR ARM INTEREST ONLY	0.09%
	LIBOR 2/6 ARM INTEREST ONLY	87.27%
	LIBOR 3/6 ARM INTEREST ONLY	10.29%
	LIBOR 5/6 ARM INTEREST ONLY	0.73%
Lien	First	100.00%
Property Type	Two- to four- family units	4.85%
	Condominium	9.12%
	Planned Unit Developments (attached)	14.51%
	Single-family detached	71.49%
	Townhouse	0.03%
Geographic Distribution	California	66.99%
	Florida	6.69%
Number of States (including DC)		40
Documentation Type	Full/Alternative	35.88%
	Limited	3.02%
	Stated Income	61.10%
Loans with Prepayment Penalties		87.99%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
520 – 539	2	262,000	0.06	131,000	87.72	100.00	100.00
540 – 559	11	2,226,150	0.54	202,377	74.56	49.94	100.00
560 – 579	62	16,533,846	4.00	266,675	82.08	60.25	100.00
580 – 599	162	41,083,486	9.94	253,602	81.48	62.20	100.00
600 – 619	226	59,311,024	14.34	262,438	82.25	48.83	100.00
620 – 639	293	73,766,840	17.84	251,764	81.43	32.95	100.00
640 – 659	252	70,527,383	17.06	279,871	81.66	31.80	100.00
660 – 679	179	48,751,939	11.79	272,357	80.60	28.77	100.00
680 – 699	133	38,461,688	9.30	289,186	81.47	23.24	100.00
700 – 719	95	26,742,494	6.47	281,500	81.05	18.92	100.00
720 – 739	64	18,354,698	4.44	286,792	81.03	27.76	100.00
740 – 759	30	8,295,770	2.01	276,526	80.39	9.11	100.00
760 – 779	22	6,071,933	1.47	275,997	82.33	15.85	100.00
780 – 799	8	3,100,602	0.75	387,575	80.00	29.46	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	81.43	35.88	100.00

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	1	691,200	0.17	691,200	682	80.00	100.00	100.00
5.01% - 10.00%	2	1,364,000	0.33	682,000	676	76.63	100.00	100.00
10.01% - 15.00%	6	2,064,275	0.50	344,046	627	76.63	89.38	100.00
15.01% - 20.00%	14	3,969,477	0.96	283,534	648	79.25	69.59	100.00
20.01% - 25.00%	27	5,807,740	1.40	215,101	628	80.27	47.04	100.00
25.01% - 30.00%	74	17,270,275	4.18	233,382	646	82.19	47.52	100.00
30.01% - 35.00%	145	38,932,499	9.42	268,500	652	81.35	36.66	100.00
35.01% - 40.00%	270	70,155,960	16.97	259,837	655	81.87	30.88	100.00
40.01% - 45.00%	453	123,135,987	29.78	271,823	652	81.35	29.62	100.00
45.01% - 50.00%	477	131,482,123	31.80	275,644	645	81.56	35.96	100.00
50.01% - 55.00%	70	18,616,316	4.50	265,947	621	80.62	59.33	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	73	5,918,575	1.43	81,076	636	82.01	49.60	100.00
$100,001 - $200,000	419	64,643,717	15.63	154,281	641	80.79	48.69	100.00
$200,001 - $300,000	513	128,812,593	31.15	251,097	648	80.46	32.25	100.00
$300,001 - $400,000	313	109,088,924	26.38	348,527	649	81.76	30.25	100.00
$400,001 - $500,000	167	74,114,011	17.92	443,796	652	82.89	30.49	100.00
$500,001 - $600,000	41	22,076,926	5.34	538,462	651	82.65	51.09	100.00
$600,001 - $700,000	9	5,740,605	1.39	637,845	698	79.98	55.08	100.00
$700,001 - $800,000	3	2,290,500	0.55	763,500	596	82.16	67.26	100.00
$800,001 and greater	1	804,000	0.19	804,000	699	80.00	100.00	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
3.5000% - 3.9999%	1	409,500	0.10	409,500	650	90.00	100.00	100.00
4.0000% - 4.4999%	6	1,838,950	0.44	306,492	650	87.23	100.00	100.00
4.5000% - 4.9999%	29	9,824,131	2.38	338,763	640	85.13	79.12	100.00
5.0000% - 5.4999%	183	54,325,179	13.14	296,859	651	82.78	66.66	100.00
5.5000% - 5.9999%	368	103,533,321	25.04	281,341	656	81.21	44.65	100.00
6.0000% - 6.4999%	499	138,743,548	33.55	278,043	653	80.80	24.23	100.00
6.5000% - 6.9999%	243	59,825,311	14.47	246,195	642	80.94	23.58	100.00
7.0000% - 7.4999%	132	32,921,187	7.96	249,403	627	79.93	14.76	100.00
7.5000% - 7.9999%	39	6,893,731	1.67	176,762	617	83.68	31.14	100.00
8.0000% - 8.4999%	16	2,619,252	0.63	163,703	597	87.72	34.16	100.00
8.5000% - 8.9999%	7	1,240,039	0.30	177,148	609	93.39	0.00	100.00
9.0000% - 9.4999%	3	182,423	0.04	60,808	645	92.74	62.93	100.00
9.5000% - 9.9999%	6	486,280	0.12	81,047	655	99.99	28.54	100.00
10.0000% - 10.4999%	3	315,000	0.08	105,000	630	81.98	0.00	100.00
10.5000% - 10.9999%	4	332,000	0.08	83,000	639	100.00	0.00	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.5000% - 4.9999%	1	312,000	0.08	312,000	680	80.00	100.00	100.00
5.0000% - 5.4999%	9	1,946,390	0.47	216,266	638	75.44	100.00	100.00
5.5000% - 5.9999%	126	37,971,096	9.18	301,358	662	79.95	72.92	100.00
6.0000% - 6.4999%	279	80,571,243	19.49	288,786	662	80.05	51.09	100.00
6.5000% - 6.9999%	536	151,004,110	36.52	281,724	655	80.86	26.80	100.00
7.0000% - 7.4999%	274	68,497,968	16.57	249,993	642	81.98	27.04	100.00
7.5000% - 7.9999%	193	51,290,652	12.40	265,755	623	83.19	23.64	100.00
8.0000% - 8.4999%	54	11,052,159	2.67	204,670	614	84.51	20.30	100.00
8.5000% - 8.9999%	31	6,082,373	1.47	196,206	602	89.37	45.70	100.00
9.0000% - 9.4999%	16	2,885,959	0.70	180,372	613	92.35	23.27	100.00
9.5000% - 9.9999%	6	677,821	0.16	112,970	617	91.21	30.82	100.00
10.0000% - 10.4999%	5	388,580	0.09	77,716	668	100.00	35.71	100.00
10.5000% - 10.9999%	5	477,500	0.12	95,500	621	86.75	13.57	100.00
11.0000% - 11.4999%	4	332,000	0.08	83,000	639	100.00	0.00	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

*Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
20.01% - 25.00%	1	149,061	0.04	149,061	614	100.00	100.00
25.01% - 30.00%	1	75,000	0.02	75,000	633	100.00	100.00
30.01% - 35.00%	1	300,000	0.07	300,000	646	0.00	100.00
35.01% - 40.00%	3	347,700	0.08	115,900	640	0.00	100.00
40.01% - 45.00%	1	196,000	0.05	196,000	592	100.00	100.00
45.01% - 50.00%	5	1,023,001	0.25	204,600	660	48.19	100.00
50.01% - 55.00%	8	2,192,500	0.53	274,063	603	18.24	100.00
55.01% - 60.00%	9	2,094,900	0.51	232,767	613	39.66	100.00
60.01% - 65.00%	13	2,570,100	0.62	197,700	615	60.94	100.00
65.01% - 70.00%	26	7,329,887	1.77	281,919	615	50.81	100.00
70.01% - 75.00%	41	11,342,676	2.74	276,651	627	49.94	100.00
75.01% - 80.00%	1,072	283,844,355	68.65	264,780	657	32.12	100.00
80.01% - 85.00%	81	25,032,461	6.05	309,043	617	41.62	100.00
85.01% - 90.00%	180	53,473,030	12.93	297,072	638	41.13	100.00
90.01% - 95.00%	69	20,136,568	4.87	291,834	627	46.05	100.00
95.01% - 100.00%	28	3,382,612	0.82	120,808	649	70.60	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	35.88	100.00

*Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
20.01% - 25.00%	1	149,061	0.04	149,061	614	100.00	100.00
25.01% - 30.00%	1	75,000	0.02	75,000	633	100.00	100.00
30.01% - 35.00%	1	300,000	0.07	300,000	646	0.00	100.00
35.01% - 40.00%	3	347,700	0.08	115,900	640	0.00	100.00
40.01% - 45.00%	1	196,000	0.05	196,000	592	100.00	100.00
45.01% - 50.00%	5	1,023,001	0.25	204,600	660	48.19	100.00
50.01% - 55.00%	8	2,192,500	0.53	274,063	603	18.24	100.00
55.01% - 60.00%	9	2,094,900	0.51	232,767	613	39.66	100.00
60.01% - 65.00%	13	2,570,100	0.62	197,700	615	60.94	100.00
65.01% - 70.00%	24	7,025,887	1.70	292,745	614	48.68	100.00
70.01% - 75.00%	33	9,837,450	2.38	298,105	621	50.20	100.00
75.01% - 80.00%	104	29,894,985	7.23	287,452	637	37.49	100.00
80.01% - 85.00%	78	23,968,861	5.80	307,293	615	42.19	100.00
85.01% - 90.00%	184	56,049,980	13.56	304,619	641	39.37	100.00
90.01% - 95.00%	102	30,767,861	7.44	301,646	638	37.33	100.00
95.01% - 100.00%	972	246,996,565	59.73	254,112	659	32.96	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	35.88	100.00

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	875	276,998,491	66.99	316,570	653	81.06	29.59	100.00
Florida	131	27,675,174	6.69	211,261	647	82.55	48.47	100.00
Other(1)	533	108,816,187	26.33	204,158	638	82.07	48.66	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

(1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	466	133,559,903	32.30	286,609	628	82.21	47.21	100.00
Purchase	1,028	270,128,766	65.33	262,771	659	81.05	29.73	100.00
Rate/Term Refinance	45	9,801,183	2.37	217,804	618	81.45	50.88	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	588	148,340,294	35.88	252,279	633	81.77	100.00	100.00
Limited	39	12,486,690	3.02	320,172	637	85.59	0.00	100.00
Stated Income	912	252,662,867	61.10	277,043	658	81.02	0.00	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	45	9,611,571	2.32	213,590	646	79.92	42.27	100.00
Primary Residence	1,480	400,480,897	96.85	270,595	648	81.47	35.68	100.00
Second/Vacation	14	3,397,384	0.82	242,670	688	81.26	40.37	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	57	20,041,104	4.85	351,598	662	80.36	35.44	100.00
Condominium	160	37,705,147	9.12	235,657	656	81.06	29.30	100.00
Planned Unit Developments (attached)	225	60,008,755	14.51	266,706	645	82.17	41.68	100.00
Single-family detached	1,096	295,616,846	71.49	269,723	647	81.40	35.54	100.00
Townhouse	1	118,000	0.03	118,000	609	80.00	100.00	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	215	49,661,393	12.01	230,983	644	81.64	38.82	100.00
12 Months	78	24,680,257	5.97	316,414	652	81.56	44.42	100.00
24 Months	1,104	303,154,318	73.32	274,596	649	81.54	33.00	100.00
30 Months	1	178,764	0.04	178,764	603	80.00	100.00	100.00
36 Months	137	34,603,169	8.37	252,578	643	80.05	50.49	100.00
60 Months	4	1,211,950	0.29	302,988	622	83.38	33.66	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
24 Months	796	227,027,279	54.91	285,210	652	81.77	33.59	100.00
36 Months	78	17,768,510	4.30	227,801	643	80.41	54.27	100.00
60 Months	617	160,481,983	38.81	260,100	644	80.87	36.59	100.00
120 Months	48	8,212,080	1.99	171,085	657	85.15	45.48	100.00
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	35.88	100.00

Mortgage Insurance Coverage of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**1,525**	**412,336,649**	**99.72**	**270,385**	**648**	**81.39**	**35.93**	**100.00**
LTV > 80 with MI	321	94,069,918	22.75	293,053	633	89.29	46.46	100.00
LTV > 80 w/out MI	24	6,894,551	1.67	287,273	609	94.50	2.51	100.00
LTV < or equal to 80	1,180	311,372,180	75.30	263,875	654	78.72	33.49	100.00
Second Lien	14	1,153,203	0.28	82,372	650	94.49	16.37	100.00
TOTAL:	**1,539**	**413,489,852**	**100.00**	**268,674**	**648**	**81.43**	**35.88**	**100.00**

Subordinate Financing of Interest Only Mortgage Loans

Subsequent Second Lien	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**1,525**	**412,336,649**	**99.72**	**270,385**	**648**	**81.39**	**93.64**	**35.93**	**100.00**
No	535	153,656,696	37.16	287,209	630	83.67	83.67	42.88	100.00
Yes	990	258,679,952	62.56	261,293	659	80.04	99.55	31.80	100.00
Second Lien	**14**	**1,153,203**	**0.28**	**82,372**	**650**	**94.49**	**94.49**	**16.37**	**100.00**
TOTAL:	1,539	413,489,852	100.00	268,674	648	81.43	93.64	35.88	100.00

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Dan Tegen– S&P — Tel: (212) 438-8432
daniel_tegen@standardandpoors.com

Todd Swanson – Moody's — Tel: (415) 274-1714
TODD.SWANSON@MOODYS.COM